Exhibit 99.1

SIGMA LITHIUM FEATURED AT COP-28 FOR ITS CLEAN
TECHNOLOGY, PIONEERING PRACTICES IN ENVIRONMENTAL
SUSTAINABILITY AND POSITIVE SOCIAL IMPACT FOR A
FOURTH YEAR

HIGHLIGHTS

•	Sigma Lithium has been featured for its pioneering practices applying clean technologies to deliver net zero carbon and environmental and social sustainability in global industrial supply chains for a fourth consecutive Conference of Parties (“COP”).

o	Sigma Lithium has solidified its position at the forefront of decarbonized sustainable supply chains for electric vehicles, as a producer of Triple Zero industrial lithium materials, anchoring Brazil’s contribution to industrial decarbonization.

•	Sigma Lithium joins leaders at COP28 UAE in Dubai where they have actively participated in the global dialogue to limit global warming to 1.5C above pre-industrial levels, while delivering a just transition, avoiding climate and humanitarian crisis.

o	CEO Ana Cabral to deliver a series of addresses, including a keynote presentation at the Investment Track of COP28 to global and business leaders on “Decarbonizing Supply Chains and Accelerating Industrial Transition."

o	Sigma Lithium has seven executives nominated as representative parties to the United Nations Convention on Climate Change (UNCCC), where they have been actively engaged in the critical dialogues on the decarbonization of global industrial and mineral supply chains.

•	Underscoring its pioneering role in delivering social sustainability in industrial and mineral supply chains, the Company brought to COP, for the third consecutive year, a delegation of technical representatives appointed by the towns of Itinga and Aracuai at Vale do Jequitinhonha in Brazil.

o	Sigma Lithium guests from Vale do Jequitinhonha are "UNCCC Parties" with full access to the "Blue Zone" and the "Plenary," and are actively engaged in the dialogue about achieving social sustainability and a just energy transition at COP28.

SAO PAULO, BRAZIL – (December 5, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate, has been featured at various events during COP28 in Dubai, United Arab Emirates for its clean technology, pioneering practices in environmental sustainability, and positive social impact for a fourth consecutive COP.

Since 2019, Sigma Lithium has participated at COP to help shape the global dialogue on environmental and social sustainability in industrial and mineral supply chains. The Company has been at the forefront of thought leadership through a series of prestigious speaking events during COP28. More importantly, it has been consistently engaging directly with world leaders in bilateral meetings and closed discussions regarding the development of supply chains that promote a just energy transition by embodying the principles of decarbonization, ecosystem preservation, and social justice.

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Key topics to be discussed at COP28 will include supply chain decarbonization, Brazil’s initiatives to leverage its natural resources to build industrial capabilities enabling decarbonization, the mining industry’s role in enabling the energy transition, as well as discussions led by the First Lady of Brazil, Rosângela Lula da Silva, on women’s economic and political empowerment.

“Since inception, Sigma Lithium has focused on supporting a just global energy transition by pioneering new mining practices governed by social and environmental sustainability. Our innovative lithium Greentech industrial operations in Brazil demonstrate the magnitude of what can be achieved when the public and private sectors come together and align, in the spirit of collaboration, to transform and bring prosperity to a region with reverberations across industrial supply chains around the world,” said Cabral.

“I am honored to return to COP for a fourth time as a delegate with Sigma and for the fourteenth time as a party, to have the opportunity to share Sigma’s impressive sustainability story with this global audience of heads of state and renowned business and community leaders, particularly at such a critical moment for our planet. I am also very proud that the Sigma Lithium team has been part of the largest delegation Brazil has ever brought to COP, a testament to the deep, ongoing commitment of the Brazilian Government and President Lula to taking a leadership position on a just global decarbonization that brings social equity.” She concluded.

Sigma Lithium’s leadership at COP28 this year builds on its track record of significant contributions to the climate dialogue globally. In addition to its previous COP appearances dating back to COP25 in Madrid, Spain, Cabral recently took the stage at the 7th Edition of the Future Investment Initiative (FII7) in Riyadh, Saudi Arabia to share the Company’s vision and strides towards building the most sustainable lithium company in the world. Sigma Lithium has also partnered with the Aspen-Columbia Global Energy Forum, a collaborative effort between The Aspen Institute's Energy & Environment Program and The Center on Global Energy Policy.

SCHEDULE OF SIGMA LITHIUM CEO KEYNOTE ADDRESSE AND SPEAKING EVENTS

Keynote Address

Keynote Address at World Climate Summit – The Investment COP 2023

Topic: Decarbonizing Supply Chains - Accelerating Industry Transitions by Tackling Scope 1, 2, and 3 Emissions.
Date and time: Friday 12.08.2023 from 2:35pm to 3:20pm

Panel Discussions

Panel 1: Energy Transition: The World Can Count on Brazil
Date and time: Wednesday 12.06.2023 from 3:00pm to 4:15pm
Location: Brazil Pavilion - Blue Zone at COP28 in Dubai ExpoCity

Panel 2: How do agribusiness and mining shape the future?
Date and time: Saturday 12.09.2023 from 3:00pm to 5:15pm
Location: Auditorium 1 - Brazil Pavilion - Blue Zone at COP28 in Dubai ExpoCity

Panel 3: McKinsey &Co Challenges and opportunities along the value chain

Date and time: Monday 12.11.2023 from 3:00pm to 3:45pm

Location: McKinsey &Co Pavilion at COP28 in Dubai ExpoCity

USHERING A NEW SUSTAINABILITY STANDARD IN THE BATTERY MATERIALS INDUSTRY

Sigma Lithium began producing battery-grade, carbon neutral, zero hazardous chemicals and zero tailings sustainable lithium (“Triple Zero Green Lithium”) in April of this year, in a process that uses 100% renewable energy and recycled water at its Greentech lithium processing plant (“Greentech Plant”). The Company announced a deal to achieve “Zero Tailings” by selling the high-purity, zero hazardous chemicals, approximately 1.3% lithium oxide, ultra-fine tailings generated by the Greentech Plant (“Green By-Products”) to be upcycled into battery grade lithium concentrate for use in electric vehicle battery production.

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Sigma began delivering shipments of Triple Zero Green Lithium and Green By-Products in July 2023 and last week announced a new 22,000 tonne shipment of Triple Zero Green Lithium concentrate to Glencore at premium pricing, marking its 4th shipment to date. The shipment is part of a commercial distribution and marketing agreement with Glencore that aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles.

Due to the low carbon content of Sigma Lithium’s products, as well as its environmentally sustainable production methods, the Company's carbon footprint was offset with carbon credits purchased from Carbonext (its Projects in the Amazon Region of Brazil are verified through Verra Verified Carbon Standard), making the shipment carbon neutral.

SIGMA LITHIUM’S TRIPLE ZERO GREEN LITHIUM: THE FOUNDATION OF A DECARBONIZED AND SUSTAINABLE INDUSTRIAL SUPPLY CHAIN FOR ELECTRIC VEHICLES

The Company’s Triple Zero Green Lithium is produced at its state-of-the-art Greentech lithium plant at its Grota do Cirilo Project in Brazil, the first lithium project in the world without a tailings dam. With 100% dry-stacked tailings and the absence of hazardous chemical products for processing lithium, the Company is preventing water and soil contamination and contributing to the preservation of rivers and forests in the region.

The Company’s main achievements towards abating its carbon footprint include:

•	Zero tailings: 100% dry stacked tailings, with all by-products eliminated through sales or upcycling to pave roads.
•	Zero hazardous chemicals: Utilizes Dense Medium Separation (“DMS”) at the Greentech plant, which does not utilize hazardous chemicals.
•	Water efficiency: Utilizes 100% sewage water for its plant, fully recirculated.
•	Water preservation: Preserves 100% of the Piaui Creek source of drinking water for the communities living around Sigma Lithium.
•	Clean renewable energy: Utilizes 100% clean renewable energy for its Greentech Plant via “behind the meter” supply agreements.
•	Biodiesel: Utilizes biodiesel fuel in some of its trucking fleet, with plans to increase to up to 50% by 2025.
•	Explosives / ANFO: Decreased explosives load with computerized load simulation strategies.

ABOUT COP

Conference of the Parties happens simultaneously with the United Nations Convention on Climate Change (UNCCC). COP28 is hosted by the United Arab Emirates and is taking place from November 30 to December 12 at Expo City, Dubai in the United Arab Emirates.  As the world's highest decision-making process on climate issues, it is expected to host over 70,000 delegates, including heads of state and world leaders, to build consensus and facilitate progress on climate action among 197 countries, the EU and thousands of non-government organizations, companies, youth groups, and other stakeholders.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

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Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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